FLAMERET, INC.

3200 Sunrise Highway Suite 51

 Wantagh, NY 11793

Tel.: (516) 816-2563

January 5, 2010

Via EDGAR

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Jay Williamson, Jim Lopez and Steven Lo

RE:	Flameret, Inc. Registration Statement on Form S-1 File Number: 333-162022 Filed January 5, 2010

To Whom It May Concern:

In response to your letter dated December 18, 2009, Flameret, Inc. wishes to address the following comments.

  Prospectus Cover Page

1. We note your response to prior comment one from our letter dated November 30, 2009 and the statement that the shares being offered "may be sold at a fixed price of $0.001 per share until [y]our common stock is quoted on the OTC Bulletin Board and thereafter at prevailing market prices?' Please revise to clarify that all shares will be sold at the fixed price as disclosed. In this regard, confirm that the offering may not be extended beyond the "25 days from the date of effectiveness" or advise us how you would undertake such an extension.

We have noted this comment and have revised the Cover page and page 13.

Our common stock is presently not traded on any market or securities exchange. Common stock being registered in this registration statement may be sold by selling security holders at a fixed price of $0.001 per share or in transactions that are not in the public market at a fixed price of $0.001 per share. The offering will not be extended beyond the offering period of 25 days from the date of effectiveness.

Page 13 page.

The selling security holder may also sell shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating as agent in such transactions may receive a commission from the selling security holders or, if they act as agent for the purchaser of such common stock, a commission from the purchaser. The selling security holder will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling security holder to sell a specified number of shares at a stipulated price of $0.001 per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling security holder, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling security holder. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market price of $0.001  , and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. We can provide no assurance that all or any of the common stock offered will be sold by the selling security holder.

Description of Business. page 20

2.
We note your response to prior comment 14 from our letter dated November 30, 2009. However, it was unclear that the company responded completely to that comment, accordingly, we partially reissue. Please revise to address the technological resources required to develop your product and clarify whether there are any additional proprietary technologies, specialized equipment, etc. necessary to develop your product.

We have noted this comment and have revised the disclosure on page 22.

In August 14, 2009 Flameret, Inc. acquired the rights to market and sell United American, Inc. three products 1.  Flamex, a textile FR treatment.  2.  Ultra Flamex, a fire extinguishing product and 3. Impex. for 15 years worldwide. Flameret has the rights to use all studies, reports and research conducted by UAI in regard to these three products.  Flameret, Inc. will compensate United American, Inc. by paying a 1.5% gross royalty to UAI on all products sold. Flameret, Inc. will use the rights to patent #4,961,865 (fire extinguishing solutions for extinguishing phosphorus and metal fire) and the right to patent #4,950,410 that it obtained in August 2009.  These are the only two patents that are required to produce Flamex.  There are no other technological resources, additional proprietary technologies or specialized equipment required to develop Flamex. With the use of these two patents we will be able to have are product produced by an independent formulator (Seatex).

3.
We note your statement on page 23 that Mr. Glover has been "working with" Seatex. We also note, however, the statement that you have no agreement in place with the manufacturing company. It is unclear if you and Seatex have any understandings or arrangements for a future agreement. Please revise or advise.

We have noted this comment and have revised the disclosure on page 23 and 24.

In July 2009, Mr. Glover provided Seatex with the United American, Inc. formula for Flamex to determine if Seatex was able to blend, manufacture and package the Flamex product for Flameret, Inc. Seatex LTD  www.seatexcom, is located at 445 TX-36 Rosenberg, Texas 77471,.

After reviewing the formula Seatex advised Flameret, Inc. that they could batch, mix, fill, package, label, palletize and ship a proprietary flame retardant compound product (Flamex) subject to strict requirements for quality control, cost control, timeliness and confidentiality. Seatex has not produced any Flamex for Flameret, Inc.  Flameret, Inc. does not have any formal agreements with Seatex to batch, mix, fill, package, label, palletize and ship a proprietary flame retardant compound product (Flamex). Flameret, Inc. intends to enter into a formal contract with Seatex once it has sold Flamex to a customer.

Page 24.

Flameret, Inc. intends to contract with Seatex to batch, mix, fill, package, label, palletize and ship a proprietary flame retardant compound product (Flamex) subject to strict requirements for quality control, cost control, timeliness and confidentiality, once it has sold Flamex to a customer.

Consolidated Financial Statements

4.	Please update, as necessary, the financial statements in accordance with Rule 8-08 of Regulation S-X.

We have noted this comment and have not revised the financial statements.

The company intends to file its financial statements in accordance with Rule 8-08 of Regulation S-X.  It is the company understanding that it financials are current through January 12, 2010.

Please direct any further comments to our attorney Leo Moriarty.